UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*



                               ACORN HOLDING CORP.
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    004853107
                      ------------------------------------
                                 (CUSIP Number)

                                 April 15, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004853107          SCHEDULE 13G               Page 2 of 5

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(1)  Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only)

     Allen Landers, M.D.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

     United States

Number         (5) Sole Voting Power          243,800
of Shares      ----------------------------------------------------
Beneficially   (6) Shared Voting Power         10,000
Owned by       ----------------------------------------------------
Each           (7) Sole Dispositive Power     243,800
Reporting      ----------------------------------------------------
Person With    (8) Shared Dispositive Power    10,000

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      253,800     (See item 4(a) with respect to beneficial ownership.)

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions) [ ]

(11) Percent of Class Represented by Amount in Row 9

      6.1%

(12)  Type of Reporting Person (See Instructions)

      IN

CUSIP No. 004853107          SCHEDULE 13G               Page 3 of 5
-------------------------------------------------------------------
Item 1(a)          Name of Issuer:
                   Acorn Holding Corp.

Item 1(b)          Address of Issuer's Principal Executive Offices:
                   100 Park Avenue, 23rd Floor, New York, NY 10017

Item 2(a)          Name of Person Filing:
                   Allen Landers, M.D.

Item 2(b)          Address of Residence:
                   The residence address for the Reporting Person is 1385 York Avenue, #26F, New York, New York 10021.

Item 2(c)          Citizenship:
                   United States

Item 2(d)          Title of Class of Securities:
                   Common Stock, $0.01 Par Value

Item 2(c)          CUSIP Number:
                   004853107

Item 3.            If this statement is filed pursuant to rules 13d-1(b),  or
                   13d-2(b) or (c), check whether the person filing is a:
(a) [ ]            Broker or Dealer registered under section 15 of the Act;
(b) [ ]            Bank as defined in section  3(a)(6) of the Act;
(c) [ ]            Insurance  Company as defined in section 3(a)(19) of the Act;
(d) [ ]            Investment  Company registered under section 8 of the
                   Investment Company Act;
(e) [ ]            An investment  adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);
(f) [ ]            An employee  benefit  plan or  endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ]            A parent  holding  company or control person in accordance with  Rule  13d-1(b)(1)(ii)(G);
(h) [ ]            A  savings  association  as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;
(i) [ ]            A church plan that is excluded from the  definition of an
                   investment  company under Section  3(c)(14) of the Investment
                   Company Act.
(j) [ ]            Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

CUSIP No. 004853107          SCHEDULE 13G               Page 4 of 5
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Item 4.  Ownership:

(a)       Amount Beneficially Owned:
          253,800 shares of Common Stock, of which 127,800 of such shares are held in the Allen Landers M.D., P.C. Profit Sharing Plan and Trust of which the Reporting Person is a member and the sole trustee.

(b)       Percent of Class:
          6.1%

(c)       Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 243,800

          (ii) shared power to vote or to direct the vote: 10,000

          (iii) sole power to dispose or to direct the disposition of: 243,800

          (iv) shared power to dispose or to direct the disposition of: 10,000

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notices of Dissolution of Group

          Not applicable.

CUSIP No. 004853107          SCHEDULE 13G               Page 5 of 5

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Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 24, 1998



                             Allen Landers, M.D.
                             -------------------------------
                             Allen Landers, M.D.